1108 - 1030 West Georgia St Vancouver, BC V6E 2Y3 Canada South Africa 27 (0) 11 301 1800 www.grtbasin.com

GREAT BASIN ANNOUNCES MANAGEMENT CHANGES

December 3, 2012 - Great Basin Gold Ltd. (the “Company”) (NYSE MKT:GBG; JSE:GBG) announces that Alvarez & Marsal Canada ULC (“A&M”), an affiliate of a leading international professional services and restructuring firm, has been engaged by the Company and its Nevada subsidiaries. As part of this engagement Mr. Ray Dombrowski and Mr. Peter Gibson have been appointed to serve as CEO and CFO of the Company and its Nevada subsidiaries effective immediately. Both Messrs. Dombrowski and Gibson have extensive experience in managing companies which are in insolvency proceedings. In conjunction with the appointments, Mr. Lou van Vuuren has resigned as interim-CEO and director of the Company, effective immediately, but will continue to make himself available to assist the transition on a consulting basis.

For additional details on Great Basin Gold Ltd. please visit the Company’s website at www.grtbasin.com or South Africa at Tel: 27 (0) 11 301 1800.

Cautionary and Forward Looking Statement Information

This document contains “forward-looking statements” that were based on Great Basin’s expectations, estimates and projections as of the dates as of which those statements were made. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These include but are not limited to:

uncertainties related to the Company’s insolvency and related legal proceedings and need for near term financing uncertainties related to project realization values
uncertainties and costs related to the Company’s exploration and development activities, such as those associated with determining whether mineral resources or reserves exist on a property;

uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project; uncertainties related to expected production rates, timing of production and the cash and total costs of production and milling;

uncertainties related to the ability to obtain necessary licenses, permits, electricity, surface rights and title for development projects;
operating and technical difficulties in connection with mining development activities;

uncertainties related to the accuracy of our mineral reserve and mineral resource estimates and our estimates of future production and future cash and total costs of production, and the geotechnical or hydrogeological nature of ore deposits, and diminishing quantities or grades of mineral reserves;

uncertainties related to unexpected judicial or regulatory proceedings;
changes in, and the effects of, the laws, regulations and government policies affecting our mining operations, particularly laws, regulations and policies relating to mine expansions, environmental protection and associated compliance costs arising from exploration, mine development, mine operations and mine closures;
expected effective future tax rates in jurisdictions in which our operations are located;
the protection of the health and safety of mine workers; and
mineral rights ownership in countries where our mineral deposits are located, including the effect of the Mineral and Petroleum Resources Development Act (South Africa);

changes in general economic conditions, the financial markets and in the demand and market price for gold, silver and other minerals and commodities, such as diesel fuel, coal, petroleum coke, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar, Canadian dollar and South African rand;

unusual or unexpected formation, cave-ins, flooding, pressures, and precious metals losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks);
changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates;
environmental issues and liabilities associated with mining including processing and stock piling ore;
geopolitical uncertainty and political and economic instability in countries which we operate; and
labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt the production of minerals in our mines.
There is currently no certainty that Southgold Exploration (Pty) Ltd will successfully emerge from business rescue proceedings or that Great Basin Gold Limited will emerge from CCAA and thereby prevent liquidation of these entities.

For further information on Great Basin Gold, investors should review the Company’s annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.gov and home jurisdiction filings that are available at www.sedar.com.